SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   1     )


                             SI TECHNOLOGIES, INC.

                               (Name of Issuer)

                         Common Stock, $.01 par value

                        (Title of Class of Securities)

                                  783978109

                               (CUSIP Number)

                             Kenneth D. Heller
                        Cannell Capital Management
           600 California Street, San Francisco, California 94108

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 11, 2000

          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.





   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Continued on following page(s))

Page 1 of 9 Pages



CUSIP No. 783978109	13D	Page 2 of 9 Pages




 (1) Names of Reporting Persons.

	J. CARLO CANNELL D/B/A CANNELL CAPITAL MANAGEMENT

     S.S. or I.R.S. Identification Nos. of Above Persons

 (2) Check the Appropriate Box if a Member	(a)  /X/
	              of a Group	(b)  / /

 (3) SEC Use Only


 (4) Source of Funds
	00

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 (6) Citizenship or Place of Organization
	UNITED STATES

 Number of Shares	(7) Sole Voting Power
 Beneficially Owned	-0-
 by Each Reporting
 Person With	(8) Shared Voting Power
                       959,680

	            (9) Sole Dispositive Power
  	                 -0-

	           (10) Shared Dispositive Power
                       959,680

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
	959,680

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


(13) Percent of Class Represented by Amount in Row (11)
	25.89%

(14) Type of Reporting Person
	IA








CUSIP No. 783978109	13D	Page  3  of  9   Pages




 (1) Names of Reporting Persons.

	THE CUTTYHUNK FUND LIMITED

     S.S. or I.R.S. Identification Nos. of Above Persons

 (2) Check the Appropriate Box if a Member	(a)  /X/
	              of a Group	(b)  / /

 (3) SEC Use Only


 (4) Source of Funds
	WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 (6) Citizenship or Place of Organization
	BERMUDA

Number of Shares	(7) Sole Voting Power
 Beneficially Owned	479,840
 by Each Reporting	--------------------------------------------------
 Person With	(8) Shared Voting Power
	    -0-

	            (9) Sole Dispositive Power
	                 479,840

     	           (10) Shared Dispositive Power
	                 -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
	959,680

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


(13) Percent of Class Represented by Amount in Row (11)
	25.89%

(14) Type of Reporting Person
	00









CUSIP No. 783978109	13D	Page  4  of  9   Pages




(1) Names of Reporting Persons.

	CANAL LIMITED

     S.S. or I.R.S. Identification Nos. of Above Persons

 (2) Check the Appropriate Box if a Member	(a)  /X/
	              of a Group	(b)  / /

 (3) SEC Use Only


 (4) Source of Funds
	WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 (6) Citizenship or Place of Organization
	CAYMAN ISLANDS

Number of Shares	(7) Sole Voting Power
 Beneficially Owned	200,000
 by Each Reporting	--------------------------------------------------
 Person With	(8) Shared Voting Power
	    -0-

	            (9) Sole Dispositive Power
	                 200,000

          	     (10) Shared Dispositive Power
	                 -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
	959,680

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


(13) Percent of Class Represented by Amount in Row (11)
	25.89%

(14) Type of Reporting Person
	00








CUSIP No. 783978109	13D	Page  5  of  9   Pages




 (1) Names of Reporting Persons.

	THE ANEGADA FUND LIMITED
     S.S. or I.R.S. Identification Nos. of Above 	Persons

 (2) Check the Appropriate Box if a Member	(a)  /X/
	              of a Group	(b)  / /

 (3) SEC Use Only


 (4) Source of Funds
	WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 (6) Citizenship or Place of Organization
	CAYMAN ISLANDS

Number of Shares	(7) Sole Voting Power
 Beneficially Owned	199,840
 by Each Reporting	--------------------------------------------------
 Person With	(8) Shared Voting Power
	                  -0-

	            (9) Sole Dispositive Power
	                 199,840

	           (10) Shared Dispositive Power
	                 -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
	959,680

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


(13) Percent of Class Represented by Amount in Row (11)
	25.89%

(14) Type of Reporting Person
	00








CUSIP No. 783978109	13D	Page  6  of  9  Pages




 (1) Names of Reporting Persons.

	TONGA PARTNERS, L.P.  94-3164039

     S.S. or I.R.S. Identification Nos. of Above 	Persons

 (2) Check the Appropriate Box if a Member	(a)  /X/
	              of a Group	(b)  / /

 (3) SEC Use Only


 (4) Source of Funds


 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 (6) Citizenship or Place of Organization
	DELAWARE

Number of Shares	(7) Sole Voting Power
 Beneficially Owned	80,000
 by Each Reporting	--------------------------------------------------
 Person With	(8) Shared Voting Power
	                 -0-

        	      (9) Sole Dispositive Power
	                 80,000

	           (10) Shared Dispositive Power
	                 -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
	959,680

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


(13) Percent of Class Represented by Amount in Row (11)
	25.89%

(14) Type of Reporting Person
	PN






CUSIP No. 783978109	13D	Page  7  of  9 Pages



ITEM 1.  SECURITY AND ISSUER

	This statement relates to Common Stock, $.01 par value per share ("Common Stock"), issued by SI Technologies, Inc., a Delaware Corporation ("SI"). The address of the principal executive offices of SI is 4511 South 134th Place, Tukwila, Washington 98168.

ITEM 2.  IDENTITY AND BACKGROUND

	This statement is filed on behalf of the following persons:

	J. Carlo Cannell ("Cannell") of Cannell Capital Management, 600 California Street, Floor 14, San Francisco, California 94108. Cannell is an investment adviser.

	The Cuttyhunk Fund Limited, a Bermuda Company ("Cuttyhunk"), of 73 Front Street, Hamilton, HM 12, Bermuda. Cuttyhunk's principal business is investment.

	Tonga Partners, L.P., a Delaware limited partnership ("Tonga"), of c/o Cannell Capital Management, 600 California Street, Floor 14, San Francisco, California 94108. Tonga's principal business is investment.

	Canal Limited, a Company organized under the laws of the Cayman Islands ("Canal"), of c/o Hemisphere Management, 9 Church Street, HM 951, Hamilton HM DX, Bermuda. Canal's principal business is investment.

	Anegada Fund, Limited, a Company organized under the laws of the Cayman Islands ("Anegada"), of c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, George Town, Grand Cayman, Cayman Islands, B.W.I. Anegada's principal business is investment.

	None of the above persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as the result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	Tonga sold 399,840 shares of Common Stock for $1,099,560.

	Canal purchased 200,000 shares of common stock for $550,000, the source of which was Canal's working capital.

	Anegada purchased 199,840 shares of common stock for $549,560, the source of which was Canal's working capital.





CUSIP No. 783978109	13D	Page 8 of 9 Pages



ITEM 4.  PURPOSE OF TRANSACTION

	The purpose of the transactions described below is passive investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

	The aggregate number of shares of outstanding Common Stock is 3,547,123, based on SI's Quarterly Report on Form 10Q, filed with the SEC as of December 9, 1999, for the fiscal year ended July 31, 1999. For the purposes of percentage calculations under this Item 5, the number of outstanding shares is increased to reflect the exercise of the Two Year Warrants on a diluted basis.

	Each of the persons identified in Item 2 is the beneficial owner of 959,680 shares of Common Stock, representing 25.89% of the outstanding Common Stock on a diluted basis, as a result of the following:

	On February 11, 2000, Tonga sold 399,840 shares of Common Stock.

	On February 11, 2000, Canal purchased 200,000 shares of Common Stock.

	Cannell is the Investment Adviser to Canal. Pursuant to Rule 13d-3(a) under the Exchange Act, Cannell is the beneficial owner of the 200,000 shares of Common Stock held by Canal because Cannell has shared power to direct the voting and disposition of such shares.

	On February 11, 2000, Anegada purchased 199,840 shares of Common Stock.

	Cannell is the Manager of Anegada. Pursuant to Rule 13d-3(a) under the Exchange Act, Cannell is the beneficial owner of the 199,840 shares of Common Stock held by Anegada because Cannell has shared power to direct the voting and disposition of such shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

	As described above, Cannell has the power to direct the voting and disposition of the Common Stock held by Cuttyhunk Tonga, Canal and Anegada. Pursuant to Rule 13d-5(b)(l) under the Exchange Act, Cannell, Cuttyhunk, Tonga, Canal and Anegada constitute a group because they have agreed to act together for the purposes of acquiring and holding the Common Stock described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

N/A











CUSIP No. 783978109	13D	Page 9 of 9 Pages



	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	March 10, 2000

	(Date )

	J. CARLO CANNELL
	D/B/A CANNELL CAPITAL MANAGEMENT


	By /s/ J. Carlo Cannell
	J. Carlo Cannell


	THE CUTTYHUNK FUND LIMITED


	By /s/ J. Carlo Cannell
	J. Carlo Cannell, Investment Adviser


	TONGA PARTNERS, L.P.


	By /s/ J. Carlo Cannell
	J. Carlo Cannell, General Partner


	CANAL LIMITED


	By /s/ J. Carlo Cannell
	J. Carlo Cannell, Investment Adviser


	THE ANEGADA FUND, LIMITED


	By /s/ J. Carlo Cannell
	J. Carlo Cannell, Investment Adviser